

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

November 5, 2009

Robert C. Harvey
Chief Executive Officer
Oakridge Holdings, Inc.
400 West Ontario Street
Chicago, IL 60654

> **Re:** **Oakridge Holdings, LD**
> **Form 8-K/A, Item 4.01**
> **Filed on November 5, 2009**
> **File No. 000-01937**

Dear Mr. Harvey:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant